PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-46868

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fairview Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

154 Long Lots Road
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason T. Sunderland 212-427-3623
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC.
(Name - if individual, state last, first, middle name)

2571 Baglyos Circle, Suite B20	Bethlehem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason T. Sunderland, Chief Executive Officer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Fairview Securities, Inc. (Company), as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jason T. Sunderland, Chief Executive Officer

Tineka Birch 01-29-21

Notary Public

TINEKA BIRCH
Notary Public
Connecticut
My Commission Expires Jun 30, 2025

This report contains (check all applicable boxes):

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
( ) (c) Statement of Income (Loss).
( ) (d) Statement of Changes in Financial Condition.
( ) (e) Statement of Changes in Stockholders' Equity.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) Notes to Financial Statements.
( ) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Review report on managements' assertion letter regarding (k)(2)(i).
(x) (p) Management's assertion letter regarding (k)(2)(i).

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Fairview Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Fairview Securities, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Fairview Securities, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fairview Securities, Inc.'s management. Our responsibility is to express an opinion on Fairview Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Fairview Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Fairview Securities, Inc.'s auditor since 2017.

Bethlehem, Pennsylvania

February 26, 2021

FAIRVIEW SECURITIES, INC.

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	50,147
Accounts Receivable		126,845
Other Receivable		5,000
Prepaid Expenses		9,093
Total Assets	$	191,085
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	67,966
Total Liabilities		67,966
Stockholder's Equity		
Common stock, no par value, 20,000 shares authorized, 7,250 shares issued and outstanding		145,000
Additional paid-in capital		397,336
Accumulated (deficit)		(419,217)
Total Stockholder's Equity		123,119
Total Liabilities and Stockholder's Equity	$	191,085

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairview Securities, Inc. ("Company") is a Connecticut Corporation formed November 12, 1993. The Company provides consulting and sales support services to Registered Investment Advisors. The Company is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corp. (SIPC), National Futures Association ("NFA"), registered as a Commodity Trading Advisor ("CTA"). The Company is a wholly-owned subsidiary of Fairview Partners, Inc.

The Company's business activities involve the private placement of securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Cash

Cash consists of amounts denominated in US dollars. The Company does not, at any time, maintain cash in deposit accounts in excess of Federal Deposit Insurance Corporation ("FDIC") limits. The Company has not experienced any losses on such accounts. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

New Accounting Guidance

In June 2016, the FASB issued Accounting Standards Update (ASU) 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2020, the Company had net capital of $33,378, which was $28,378 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 2.04 to 1.

NOTE 4 - INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder is liable for federal income taxes on the share of the Company's income, deductions, losses and credits.

NOTE 5 - RISKS AND UNCERTAINTIES

The Covid-19 pandemic developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2021, the date on which these financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustments to or disclosure in its financial statements.

.

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Fairview Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which(1) Fairview Securities, Inc.does not claim an exemption from 17 C.F.R. §240.15c3-3 under paragraph (k) of 17 C.F.R. §240.15c3-3 and (2) Fairview Securities, Inc.in filing this Exemption Report relies on Footnote 74 of the SEC release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits their business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and Fairview Securities, Inc. (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers and; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. Fairview Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Fairview Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of SEC Release 34-70073.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, PA

February 26, 2021

Fairview Securities, Inc.'s Exemption Report

154 Long Lots Road

Westport, CT. 06880

Exemption Report January 1, 2020 through December 31, 2020.

Fairview Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240. 17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and (1) the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c 3-3) throughout the most recent fiscal year without exception.

Fairview Securities, Inc., I, Jason T. Sunderland swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Jason T. Sunderland, Chief Executive Officer

Dated: February 26, 2021